Exhibit (a)(ii)


                         Century Properties Fund XIV
                    5665 Northside Drive, N.W., Suite 370
                           Atlanta, Georgia  30328




                                                                    June 2, 1995


Dear Limited Partner:

  Enclosed is the Schedule 14D-9 which was filed by the Partnership with the Securities and Exchange Commission in connection with the offer by DeForest Ventures I L.P. (the "Purchaser") to purchase limited partnership units.

  The general partner of the Partnership is affiliated with the Purchaser. Accordingly, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their units pursuant to the offer. Unitholders should note, however, that the Partnership has entered into contracts for the sale of two of its properties, which sales are subject to customary closing conditions including title, survey and environmental review. If these sales are consummated on their current terms, the Partnership expects to distribute the net proceeds from such sales of approximately $44 per Unit. In addition, the Partnership would continue to own eight other properties. Unitholders who tender their Units will not be entitled to receive any distributions from the Partnership on account of the property sales or otherwise.

  Limited partners are advised to carefully read the enclosed Schedule 14D-9.

                                  Century Properties Fund XIV